UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number: 001-34873

ChinaCache International Holdings Ltd.
(Translation of registrant’s name into English)

Courtyard 8, Zhuyuan Third Street, Zone 3,

Beijing Tianzhu Free Trade Zone, Shunyi District,

Beijing, 100000,China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On April 14, 2021, Marcum Bernstein Pinchuk LLP (“MBP”), was dismissed as ChinaCache International Holdings Ltd.’s (the “Company”) independent registered public accounting firm. Since the commencement of MBP’s engagement in July 2019 through April 14, 2021, there were no disagreements with MBP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which, if not resolved to MBP’s satisfaction would have caused MBP to make reference to the subject matter of the disagreement(s) in connection with its audit report. MBP has not issued any report on the consolidated financial statements of the Company for the 2020 fiscal year.

On April 14, 2021, the Company engaged Shanghai Perfect C.P.A Partnership to be the Company’s independent registered public accounting firm. The change of the Company’s independent registered public accounting firm was approved by the Company’s Audit Committee.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 23, 2021	ChinaCache International Holdings Ltd.

	By:	/s/ Xiaoqiang Wei
	Name:	Xiaoqiang Wei
	Title:	Chief Executive Officer